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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                          -----------------------------

                         GLOBE BUSINESS RESOURCES, INC.
                              (Name of the Issuer)
                          -----------------------------

                                 DAVID D. HOGUET
                                 BLAIR D. NELLER
                       (Name of Persons Filing Statement)
                          -----------------------------

                                  COMMON STOCK
                         (Title of Class of Securities)
                          -----------------------------

                                   379395 10 6
                      (CUSIP Number of Class of Securities)

                              GARY P. KREIDER, ESQ.
                       KEATING, MUETHING & KLEKAMP, P.L.L.
                              1400 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                  (513)579-6411

       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)
                          -----------------------------
                                 With a Copy To:

                               HAL M. BROWN, ESQ.
                          PIPER MARBURY RUDNICK & WOLFE
                            203 NORTH LASALLE STREET
                          CHICAGO, ILLINOIS 60601-1293
                                  (312)368-4012

         This statement is filed in connection with (check appropriate box):
a.       [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ] The filing of a registration statement under the Securities Act of
             1933.
c.       [ ] A tender offer.
d.       [ ] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*:  $64,843,173           Amount of filing fee: $12,968.64
--------------------------------------------------------------------------------
         Transaction valuation assumes the purchase of [4,803,198] shares of Globe Business Resources, Inc. Common Stock at $13.50 in cash per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percent of such transaction value.

[x] CHECK BOX IF ANY PART OF THE OFFSET BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY EITHER A REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  $12,968.64               Filing Parties: Globe Business
                                                  Resources, Inc.
Form or Registration No.: Schedule 14-A           Date Filed: February 18, 2000

* For purposes of calculation of the filing fee only. The "Transaction Valuation" amount is the product of (i) 4,803,198, the number of Globe shares outstanding as of February 18, 2000 and (ii) $13.50, the maximum cash price per share to be paid in the merger, as described herein. In accordance with Rule 0-11 under the Securities Exchange
         Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


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                                      - 2 -

         This Rule 13e-3 Transaction Statement on Schedule 13e-3 is being filed by Globe Business Resources, Inc., an Ohio corporation, David D. Hoguet and Blair D. Neller with respect to the shares of Globe Common Stock that are subject to a Rule 13e-3 transaction. Globe is submitting to the shareholders of Globe a proposal to approve a merger contemplated by an Agreement and Plan of Merger dated as of January 13, 2000 by and among Globe, Globe Holding Co., Inc. and ERP Operating Limited Partnership. Pursuant to the merger, the Shareholders of Globe will receive $13.00 per share in cash upon closing and up to an additional $0.50 per share post closing if representations, warranties and covenants given by Globe in the Agreement and Plan of Merger that specifically survive the merger prove to be accurate. This merger proposal is upon the terms and subject to the conditions set forth in Globe's Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 18, 2000 for the special meeting of Globe shareholders scheduled to be held on April 5, 2000.

         The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to stockholders of Globe. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.


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                                      -3-

ITEM 1. SUMMARY TERM SHEET.

         Reg. M-A 1001
         -------------

         The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Reg. M-A 1002
         -------------

         (a) The name of the subject company is Globe Business Resources, Inc., an Ohio corporation, and the principal executive offices of Globe are located at 11260 Chester Road, Suite 400, Cincinnati, Ohio 45246. Globe's phone number is
(513)771-8287.

         (b) The number of shares of Globe Common Stock outstanding as of February 18, 2000 is 4,803,198.

         (c)-(d) The information set forth under the caption, "Market Price and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth under the caption, "Market Price and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)
         ----------------------------

         (a) Globe's business address and phone number are set forth in Item 2(a) above. Mr. Hoguet's business address is the same as Globe's. Mr. Hoguet's phone number is (513)771-8287 ext.1236. Mr. Neller's business address is 340 E. Palm Lane, Suite 230, Phoenix, Arizona 85004 and his phone number is
(602)240-2440.

         (b) Not applicable.

         (c)(1) and (2) Mr. Hoguet has been Chairman of the Board and Chief Executive Officer of Globe since April 1990. Mr. Hoguet is a director of the International Furniture Rental Association, serving a three-year term from May 1997 through May 2000. IFRA's address is 9202 North Meridian Street, Suite 200, Indianapolis, Indiana 46260-1810.



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                                      -4-

         Mr. Neller has been President and Chief Operating Officer of Globe since April 1990 and a director since 1989. Mr. Neller was a director of IFRA from May 1995 through May 1997.

         (c)(3) Neither of Messers. Hoguet or Neller has been convicted in a criminal proceeding during the past five years.

         (c)(4) During the last five years, neither of Messers. Hoguet or Neller was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c)(5) Messrs. Hoguet and Neller are both United States citizens.

ITEM 4. TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)
         ------------------------------------

         (a)(1) Not applicable.

         (a)(2) The information set forth under the captions "Summary Term Sheet," "Summary" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) Excluded.

         (c) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the caption "Dissenters Rights" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Where Can You Find More Information" of the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005 (a) through (c) and (e)
         -------------------------------------

         (a)(1)-(a)(2) The information set forth under the caption "Other Matters-Certain Transactions" of the Proxy Statement is incorporated herein by reference.



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                                      -5-

         (b) None.

         (c) None.

         (d) Excluded.

         (e) The information set forth under the captions "Interests of Executive Officers and Directors in the Merger" and "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)
         -------------------------------

         (a) Excluded.

         (b) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference. Neither of Messers. Hoguet and Neller has immediate plans to dispose of any of the securities he acquires in the transaction.

         (c)(1)-(c)(8) The information set forth under the captions "Summary Term Sheet," "Matters Following the Shareholders Meeting-Certain Effects of the Merger"and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013
         -------------

         (a)-(c) The information set forth under the captions "Summary-Reasons for the Merger" and "Background of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Background of the Merger," "Expected Federal Income Tax Consequences" and "Matters Following the Shareholders Meeting" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014
         -------------

         (a) and (b) The information set forth under the caption "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.



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                                      -6-

         (c) and (d) The information set forth under the caption "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the captions "Background of the Merger" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference. The transaction was approved by the Special Committee of the Board of Directors, none of whom were or are employees of Globe.

         (f) The information set forth under the caption "Background of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015
         -------------

         (a)-(c) The information set forth under the captions "Summary-Fairness of the Merger," "Background of the Merger" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference. The opinion of Friedman, Billings, Ramsey & Co., Inc. is included in the Proxy Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007
         -------------

         (a) The information set forth under the caption "Other Matters-Source of Consideration in the Transaction" of the Proxy Statement is incorporated herein by reference.

         (b) None.

         (c) The following is a chart that sets forth a statement of estimated expenses, the payment for which Globe is responsible:

             LEGAL
             -----

             Legal Counsel                               $ 210,000

             Proxy Printing & Mailing                       25,000
                                                         ---------

               Total Legal                                 235,000

             FRIEDMAN, BILLINGS, RAMSEY
             --------------------------
             & CO., INC.
             -----------

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                                      -7-

             Transaction Fee                           1,190,000

             Fairness Opinion                            175,000

             Out of Pocket Expense                        60,000
                                                       ---------

               Total FBR                               1,425,000



             Arthur Andersen                              35,000

             Bonus (i)                                   200,000

             Severance Costs                             200,000

             Special Board Committee Fees                 25,000

             Travel                                       75,000
                                                       ---------

             Total                                     2,195,000

         Notes:
         (i) Special bonus paid to individuals (other than Hoguet and Neller) involved in the sale of Globe.
         (ii) This schedule does not include any banking fees relating to any new loan agreements.
         (iii) This schedule does not include any Hart-Scott-Rodino filing fees which will be paid by ERP.

         (d) The information set forth under the caption "Other Matters-Source of Consideration in the Transaction" of the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008
         -------------

         (a) The information set forth under the caption "Principal Shareholders" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the caption "Market Prices of and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)
         ------------------------

         (a)-(c)  Excluded.


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                                      -8-

         (d) The information set forth under the caption "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Fairness of the Transaction-Recommendations of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)
         ------------------------

         (a)(1) The information set forth under pages F-1 to F-21 of Globe's Annual Report on Form 10-K for the fiscal year ended February 28, 1999 in Appendix D and Part I of Appendix E of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in Globe's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 is incorporated herein by reference.

         (a)(3)and (4) The information set forth under the caption "Other Matters-Additional Information Concerning Globe" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009
         -------------

         (a) No one is employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

         (b) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)
         ----------------

         All of the information set forth in the Proxy Statement is incorporated herein by reference.


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                                      -9-

ITEM 16. EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)
         -----------------------------------------

EXHIBIT NO.           DESCRIPTION
-----------           -----------

       (a)            Preliminary Proxy Statement (Exhibit A).
       (b)            Not applicable.
       (c)            Opinion of FBR is included in the Proxy Statement.
       (d)(1)         Stockholder Voting Agreement between ERP and David D.
                      Hoguet (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).
       (d)(2)         Stockholder Voting Agreement between ERP and Blair D.
                      Neller (including Joinder of Spouse) (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).
       (d)(3)         Stockholder Voting Agreement between ERP and Alvin Z.
                      Meisel (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).
       (e)            Not applicable.
       (f) A detailed description of dissenters rights is included under the caption "Dissenters Rights" of the Proxy Statement and Appendix D thereto, Ohio Revised Code
                      Section 1701.85.
       (g) Agreement and Plan of Merger dated as of January 13, 2000 by and among ERP, Globe and Globe Holding Co., Inc. (incorporated by reference to Globe's Form 8-K filed on January 19, 2000).
       (h)            Not applicable.


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                                      -10-

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of: February 18, 2000


                                        GLOBE BUSINESS RESOURCES, INC.


                                        By:  /s/ David D. Hoguet
                                           ---------------------------------
                                             David D. Hoguet
                                             Chief Executive Officer



                                             /s/ David D. Hoguet
                                        ------------------------------------
                                             DAVID D. HOGUET


                                             /s/ Blair D. Neller
                                        ------------------------------------
                                             BLAIR D. NELLER